CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2017

REVENUE		
Commissions and fees	$	63,007
Interest income		2
TOTAL REVENUE		63,009
EXPENSES		
Administrative and operational fees		31,325
Commissions		28,137
Regulatory fees and expenses		2,989
Other expenses		8
TOTAL EXPENSES		62,459
Net income before income taxes		550
Income taxes		-
NET INCOME	$	550